UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CPEX PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

12620N104

(CUSIP Number)

May 18, 2009**
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This report is being filed voluntarily and is not mandated at this time by any particular event.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Camber Capital Management LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 0 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 0 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. Stephen DuBois
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 0 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 0 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9) 0%
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer
CPEX Pharmaceuticals, Inc.
(b)	Address of Issuer’s Principal Executive Offices
2 Holland Way, Exeter, New Hampshire 03833

Item 2.

(a)	Names of Persons Filing
Camber Capital Management LLC, Stephen R. DuBois
(b)	Address of Principal Business Office or, if none, Residence
Camber Capital Management LLC Stephen DuBois 575 Boylston Street, 4th Floor Boston, MA 02116
(c)	Citizenship
Camber Capital Management LLC is a limited liability company organized under the laws of Massachusetts Stephen DuBois is a United States citizen
(d)	Title of Class of Securities
Common Stock, par value $0.01 per share
(e)	CUSIP Number
12620N104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned
Camber Capital Management LLC – 0 shares Stephen DuBois – 0 shares
(b)	Percent of Class
Camber Capital Management LLC – 0% Stephen DuBois – 0%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
Camber Capital Management LLC - 0 shares Stephen DuBois - 0 shares
(ii) shared power to vote or to direct the vote
Camber Capital Management LLC – 0 shares Stephen DuBois – 0 shares
(iii) Sole power to dispose or to direct the disposition of
Camber Capital Management LLC - 0 shares Stephen DuBois - 0 shares
(iv) shared power to dispose or to direct the disposition of
Camber Capital Management LLC – 0 shares Stephen DuBois – 0 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS

Exhibit 99.1: Joint Filing Agreement, dated February 11, 2009, by and between Camber Capital Management LLC and Stephen DuBois (incorporated by reference to the Schedule 13G filed by the Reporting Persons with respect to securities of the Issuer on February 13, 2009).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 18, 2009

CAMBER CAPITAL MANAGEMENT LLC

By: /s/ Brian Foley

Brian Foley

Chief Financial Officer

STEPHEN DUBOIS

/s/ Stephen DuBois

Stephen DuBois, individually